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SEC Mail Processing Section
FEB 28 2017
Washington DC

SEC FILE NUMBER
8- 30977

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITIES NORTHWEST, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18824 SE MILDRED STREET
(No. and Street)

MILWAUKIE (City) OREGON (State) 97267 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BEN JOHNSON 503/723-4404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, CPA., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BEN JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES NORTHWEST, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JASON NORDSTROM
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 09-26-2020

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DUANE LIEBSWAGER, CPA, PC [70]

ADDRESS

Number and Street	City	State	Zip Code
15405 SW 116TH AVENUE, SUITE 112 [71]	KING CITY, [72]	OR [73]	97224 [74]

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
First Securities Northwest, Inc.

Report on the Financial Statements

I have audited the accompanying statements of financial condition of First Securities Northwest, Inc. as of December 31, 2016, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on our audit. I conducted my audit in accordance with generally accepted auditing standards established by The Auditing Standards (United States) and in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of First Securities Northwest, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in The United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 15, 2017

FIRST SECURITIES NORTHWEST, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

	2016
ASSETS	
Cash	$ 15,811
Receivables, inventory positions at clearing corporation	0
Deposits with clearing organizations	50,020
Furniture, equipment at cost - net of accumulated depreciation of $48,192	0
Prepaid expenses	7,265
Deferred tax benefit	88,247
TOTAL ASSETS	$161,343

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 5,051
Payables, inventory positions at clearing corporation	0
TOTAL LIABILITIES	5,051
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized and issued	11,500
Additional paid-in capital	512,280
Retained earnings	(367,488)
Total stockholder's equity	156,292
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$161,343

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2016

	2016
REVENUES	
Commissions	$110,462
Net dealer inventory and investment gains (losses)	0
Sale of investment company shares	97
Interest	0
Total revenue	110,559
EXPENSES	
Employee compensation and taxes	47,403
Commissions and floor brokerage	24,181
Regulatory fees and assessments	9,366
Communications	5,238
Occupancy and equipment rents	9,000
Professional fees	6,720
Other expenses	13,722
Depreciation	0
Total expenses	115,630
INCOME (LOSS) BEFORE INCOME TAXES	(5,071)
INCOME TAXES	0
NET INCOME (LOSS)	($ 5,071)

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2016

Common Stock	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2015	1000	$11,500	$489,280	($362,417)	$138,363
Paid-in capital for the year			23,000		23,000
Net income (loss) for the year				(5,071)	(5,071)
Balance at December 31, 2016	1000	$11,500	$512,280	($367,488)	$156,292

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

	2016
Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Cash received from operations	$110,559
Cash paid to employees and suppliers	(115,064)
Interest received	0
Interest paid	(0)
Income taxes (paid) received	(150)
Net cash provided by operating activities	(4,655)
Cash flows from financing activities:	
Bank overdraft	(2,534)
Paid-in capital	23,000
Net cash used by financing activities	20,466
Net increase in cash and cash equivalents	15,811
Cash and cash equivalents at beginning of year	0
Cash and cash equivalents at end of year	$ 15,811

Reconciliation of net income to net cash provided by operating activities:

Net income (loss)	($ 5,071)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization and depreciation	0
Change in assets and liabilities:	
Receivables and deposits withdrawals with clearing organizations	0
Deferred tax benefits, prepaid expenses	1,395
Accounts payable	(979)
Total adjustments	416
Net cash used in operating activities	($ 4,655)

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through February 15, 2017, the date on which the financial statements were available to be issued.

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Southwest Securities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a trade date basis, as if they had settled.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

5. Income Taxes

Effective January 1996, the Company elected to be taxed as a "C" Corporation. Deferred tax benefits are recognized for operating losses that are available to offset future federal and state income taxes.

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2013, generally for three years after they were filed.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to seven years. Depreciation expense amounted to 0 for calendar year ending December 31, 2016.

NOTE B - LEASES

The Company is currently on a month to month lease for its current location with a thirty day written notice to terminate.

Lease expense amounted to $9,000 for the calendar year ending 2016.

NOTE C - COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 1,000 shares of no par value common stock, all of which are outstanding at December 31, 2016.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net Capital" as those terms are defined by the rule. At December 31, 2016, the Company's net capital and required net capital, as defined, were $60,780 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was .083 to 1.

NOTE E - INCOME TAXES

Components

The provisions for income taxes consist of the following components:

Current	$ 0
Deferred benefit, (Expense)	0
	$ 0

The Company has a Federal net operating loss carryforward of $371,955 and a state loss of $478,252 that may be offset against future taxable income. If not used, the carryforwards will begin to expire in the year 2028. The tax rates used to calculate the deferred tax benefit was 15% for federal and 6.6% for the state.

The Company recognized a valuation allowance of approximately $13,000 representing the 2015 and 2016 tax losses.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2016 the Company's uninsured cash balance was $.00.

FIRST SECURITIES NORTHWEST, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountant
on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
FIRST SECURITIES NORTHWEST, INC.

I have audited the financial statements of First Securities Northwest, Inc. for the year ended December 31, 2016 and have issued our report dated February 15, 2017, which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and PCAOB. In my opinion the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 15, 2017

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Year Ended December 31, 2016

	2016
Stockholder's equity from statement of financial condition	$156,292
Deduct equity not allowable for net capital	0
Stockholder's equity qualified for net capital	156,292
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses & deferred tax benefit	(95,512)
Net Capital before haircuts	60,780
Haircut on other securities	0
Net Capital	$ 60,780
Computation of net capital requirement	
Minimum net capital required	$ 337
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 55,780
Excess net capital at 1000%	$ 60,275
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$ 5,051
Total aggregate indebtedness	$ 5,051
Ratio: Aggregate indebtedness to net capital	.083 to 1.

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Year Ended December 31, 2016

	2016
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$ 60,780
Adjustments	
Effect on net income for adjustments	
Rounding	0
Net capital at December 31, as adjusted	$ 60,780
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 5,051
Reclassification bank overdraft	0
Rounding	0
Total aggregate indebtedness as of December 31, as adjusted	$ 5,051

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Registered Public Accounting Firm-Exemption Report Review

To the Board of Directors and Shareholders
of First Securities Northwest, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1)First Securities Northwest, Inc. identified the following provisions of 17 C.F.R. #240.15c3-3 under the provision (k)(2)(ii) "Customer protection-Reserves and Custody of Securities" and (2) First Securities Northwest stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. First Securities Northwest, Inc's. management is responsible for compliance with the Exemption provisions and it's statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Securities Northwest's compliance with the exemption provisions. A review is substantially less in scope than an examination. The Objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such and opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated. In all material respects, based on the provisions set forth in Section (k)(2)(ii)"Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Oregon

Duane Liebswager CPA P.C.

Duane Liebswager, CPA., PC

February 15, 2017

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

First Securities Northwest
Investment Bankers • Stocks & Bonds

18824 SE Mildred St.
Milwaukie, OR 97267
(503) 723-4404

2016 Exemption Report

SEC Rule 15C3-3

First Securities Northwest(FSNW), during calendar year 2016 claimed an exemption to SEC Rule 15C3-3. FSNW met the following criteria, without exception, for the entire year 2016 under section (k) of the rule:

FSNW is not a clearing firm. Carries no margin accounts, promptly transmits all customer funds, does not receive customer securities, does not otherwise hold funds or securities for, or owe money to customers and effectuates all financial transactions between the broker/dealer and its customers through Hilltop Securities Inc.

The internal control over compliance of the broker or dealer was effective during the most recent fiscal year.

The internal control over compliance of the broker or dealer was effective as of the end of the year.

The broker or dealer was in compliance with 17 C.F.R.240.15c3-1(the net capital rule) and 240.15c3-3(e) (the reserve requirements rule) as of the end of the most recent fiscal year; and

The information the broker or dealer used to state whether it was in compliance with the net capital rule and reserve requirements rule was derived from the books and records of the broker or dealer.

I certify that the above statement is true and accurate to the best of my knowledge.

President/Principal

FIRST SECURITIES NORTHWEST, INC.

Annual Audited Report

December 31, 2016

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940

CONTENTS